October 13, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Kana Software, Inc.
Registration Statement on Form S-1 filed September 11, 2006
File No. 333-137224

Form 10-K for the year ended December 31, 2005

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

File No. 0-27163

Dear Ms. Jacobs:

Reference is made to the letter, dated October 4, 2006 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Kana Software, Inc. (the “Company”) regarding the above-referenced filings. Provided below are responses to each of the numbered comments of the Staff. Please note that the headings and numbers of the responses set forth below correspond to the heading and numbers of the comments contained in the letter of the Staff dated October 4, 2006.

Registration Statement on Form S-1

Risk Factors

Our former and current independent registered public accounting firms . . . , page 11

1.	As you discuss in the following risk factor, we note that you have not timely filed certain prior periodic reports. Please elaborate on whether the material weaknesses you discuss in this risk factor contributed to your inability to make your periodic filings on a timely basis. If so, please discuss the risk posed by such continuing material weaknesses on your ability to timely file your periodic reports. If not, please expand to discuss how your prior inability to timely file your periodic reports affects the effectiveness of your disclosure controls and procedures.

The Company proposes to amend the Registration Statement on Form S-1 to clarify that the material weaknesses identified in the mentioned risk factor contributed to the Company’s inability to make its periodic filings on a timely basis, and to discuss the risk posed by such continuing material weaknesses on its ability to timely file periodic reports. The proposed revisions to this risk factor are set forth in Exhibit I-A attached hereto.

Item 17. Undertakings.

2.	We note that not all necessary undertakings pursuant to Item 512 of Regulation S-K have been provided. In this regard, your registration statement should include all undertakings that are applicable to this type of offering. We also note your undertaking pursuant to your reliance on Rule 430A under the Securities Act. Please explain to us your reliance on Rule 430A, in light of the fact that this registration statement registers common stock to be resold by Kana security holders or remove this undertaking. Please revise your undertakings as appropriate.

The Company will file an amended Registration Statement on Form S-1 to include all undertakings that are applicable to this type of offering and has removed the undertaking pursuant to our reliance on Rule 430A under the Securities Act. The proposed revisions to Item 17 are set forth in Exhibit I-B attached hereto.

Form 10-K for the year ended December 31, 2005

Item 9A. Controls and Procedures.

3.	We note your disclosure pursuant to Item 308(c) of Regulation S-K that your chief executive officer and chief financial officer “did not identify any change in [y]our internal control over financial reporting.” We further note, however, your continuing material weaknesses and your disclosure on page 73 stating that your board of directors has begun to address your control deficiencies and that “[s]ome new processes and controls have already been approved and are being implemented.” Accordingly, it appears that changes have been made in your internal control over financial reporting during Kana’s fiscal quarter ended December 31, 2005. If so, please revise your disclosure to provide a materially complete discussion of these changes. Otherwise tell us why such changes have not materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note similar disclosure in your Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006. Please similarly revise or otherwise advise.

The Company respectfully requests that it be permitted to include expanded disclosure in an amendment to Part I, Item 4 of its Form 10-Q for the quarter ended June 30, 2006 to discuss the changes to internal control over financial reporting in each of the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006, as such expanded disclosure in the Form 10-Q for the quarter ended June 30, 2006 would fully inform investors regarding the measures taken by the Company during each of the prior periods, and by providing disclosure regarding the changes in each period, would at this point in time in fact be more useful to investors than a separate discussion of changes in each separate period and in separate filings. Attached hereto as Exhibit II-A is the proposed revision to Part I, Item 4 of the Form 10-Q for the quarter ended June 30, 2006 that includes a discussion of the changes in the prior periods.

4.	As noted in comment 1 above, certain of your periodic reports have not been timely filed. Your discussion here, however, does not specifically address the reason(s) for such tardy filings and how your prior inability to timely file your periodic reports impacts the effectiveness of your disclosure controls and procedures. Please revise or otherwise advise.

The Company respectfully requests that it be permitted to include expanded disclosure in an amendment to its Form 10-Q for the quarter ended June 30, 2006 to discuss the reasons for its tardy filings and how its prior inability to timely file periodic reports impacts the effectiveness of its disclosure controls and procedures. Attached hereto as Exhibit II-A is a proposed revision to Part I, Item 4 of the Form 10-Q for the quarter ended June 30, 2006 that includes this discussion.

5.	We note that you define internal control over financial reporting “as a process to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.” In this regard, your text suggests that the definition of internal control over financial reporting that was applied by your principal executive officer and principal financial officer was narrower than the definition set forth by paragraph (f) of rules 13a-15 and 15d-15. Accordingly, to the extent that you continue to refer to the definition of internal control over financial reporting, please revise to disclose a complete definition pursuant to 13a-15(f).

The Company will amend its Form 10-Q for the quarter ended June 30, 2006 to appropriately reference the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f), as set forth in Exhibit II-A attached hereto.

Form 10-Q for the quarter ended June 30, 2006

Item 4. Controls and Procedures.

6.	We note your disclosure pursuant to Item 308(c) of Regulation S-K for the six-month period ended June 30, 2006. Please note that Item 308(c) requires the disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter as opposed to the six-month period referenced in your current disclosure. Please revise to address changes in your internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2006.

The Company will amend its Form 10-Q for the quarter ended June 30, 2006 to revise its disclosure of any change in its internal control over financial reporting that occurred during its last fiscal quarter as opposed to the six-month period initially referenced. The proposed revised disclosure is attached hereto as Exhibit II-A.

* * *

We have enclosed with the copy of this letter that is being transmitted via facsimile and via overnight courier a copy of the Exhibits I-A, I-B and II-A which is marked to show changes from the initial filings. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2455.

Very truly yours,

FENWICK & WEST LLP

/s/ DAVID K. MICHAELS
David K. Michaels

Enclosures

cc:	Via Facsimile

Jeff Werbitt, Securities and Exchange Commission, Division of Corporation Finance

Daniel Lee, Securities and Exchange Commission, Division of Corporation Finance

Michael S. Fields, Chairman and Chief Executive Officer, Kana Software, Inc.

John M. Thompson, Executive Vice President and Chief Financial Officer, Kana Software, Inc.

William A. Bose, Esq.,Vice President and General Counsel, Kana Software, Inc.

Exhibit I-A

Our former and current independent registered public accounting firms have identified material weaknesses in our internal controls that, if not remediated, could affect our ability to prepare timely and accurate financial reports, which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, our former independent registered public accounting firm identified and reported material weaknesses in our internal control over financial reporting. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited consolidated financial statements. Soon thereafter, our then Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures and found that they were not effective. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due and insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel and insufficient training of our accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, these required adjustments to our consolidated financial statements for the year ended December 31, 2004. Furthermore, during the first quarter of 2005, our Audit Committee completed an examination of certain of our internal controls relating to travel and entertainment expenses and determined that we had made erroneous expense reimbursements to our then Chief Executive Officer and certain other executive officers, primarily as a result of inconsistent travel and entertainment policies, inadequate review of expense reimbursement requests and carelessness.

The material weaknesses in our internal control over financial reporting delayed the Company’s completion of its financial statements for the year ended December 31, 2004 and the completion by the Company’s former independent registered public accounting firm of its audit of such financial statements, which prevented the Company from timely filing its Form 10-K for the year ended December 31, 2004. In particular, as a result of the lack of sufficient documentation and existing analysis to support the consolidated financial statements, significant analysis was required to support our financial statements, and the delay involved by the need for this analysis was exacerbated by insufficient staffing in the Company’s accounting and reporting function. This delay also impacted and continued to affect the Company’s ability to timely file its periodic reports throughout 2005 and up to the first half of 2006, as the Company was not able to commence preparation of these reports until it had completed and filed the Form 10-K for the year ended December 31, 2004 and as it had not completed the remediation of these material weaknesses. The Company is in the process of remediating these material weaknesses, and until such remediation has been completed and tested, these material weaknesses could continue to cause delays in the filing of periodic reports with the SEC.

Our management has determined that these deficiencies constitute material weaknesses as of December 31, 2004 and that, with the exception of the material weakness relating to travel and entertainment expenses, they continued to exist during 2005 and the first half of 2006. As a result, we are unable to conclude that our disclosure controls and procedures were effective as of June 30, 2006. We believe that these deficiencies did not have a material impact on our financial statements included in this registration statement due to the fact that we performed substantial analyses on and for the June 30, 2006 and prior period balances, including performing historical account reconciliations, having account balance analyses reviewed by senior management and reconstructing certain account balances. However, these deficiencies and our delay in timely completing our financial statements and thus, the filing of our periodic reports, increase the risk that a transaction will not be accounted for consistently and in accordance with established policy or accounting principles generally accepted in the United States (“GAAP”), and increase the risk of error in our general accounting processes and financial statements.

Our management, with the oversight of our Audit Committee, is working to address the remaining control deficiencies and is committed to effective remediation of all these deficiencies as expeditiously as possible. Some new processes and controls have already been approved and are being implemented. We plan to develop and implement further improvements and additional controls. In addition, our management believes that it has remediated the material weakness relating to travel and entertainment expense reimbursement by the end of the first quarter of 2005. Our other weaknesses will not be considered remediated until new internal controls are developed and implemented throughout the Company, are operational for a period of time and are tested, and our management concludes that these controls are operating effectively.

Our remediation measures may not be successful in correcting the material weakness reported by our former and current independent registered public accounting firms. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. In addition, controls may become inadequate because of changes in conditions and the degree of compliance with the policies or procedures may deteriorate. Any failure to remediate the material weaknesses described above or to implement and maintain effective internal controls could harm our operating results, delay our completion of our financial statements and our independent registered public accounting firm’s audit or review of our financial statements which could cause us to fail to timely meet our periodic reporting obligations with the SEC or result in material misstatements in our financial statements which could also cause us to fail to timely meet our periodic reporting obligations with the SEC. Deficiencies in our internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Exhibit I-B

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act.

Exhibit II-A

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Regulations under the Securities Exchange Act of 1934 require public companies, including our company, to maintain “disclosure controls and procedures,” which are defined as controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures as of the end of the period covered by this report and found that they were not effective as a result of the material weaknesses described below.

Changes in Internal Control Over Financial Reporting

Regulations under the Securities Exchange Act of 1934 require public companies, including our Company, to evaluate any change in our “internal control over financial reporting” as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934. In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer did not identify any change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the changes noted below:

• We replaced our Domestic Controller with a Director of Finance who is a Certified Public Accountant to address shortfalls in staffing and to assist with accounting, finance, internal audits and information technology;

• We implemented a policy of review of all domestic journal entries, including consolidated entries, for adequate document support by our Director of Finance before the entry is posted;

• We relocated our worldwide consolidation activities from our Netherlands office to our corporate headquarters in Menlo Park, California;

• We implemented a policy under which our management performs a top level balance sheet and income statement “flux analysis” comparing the changes from the prior period’s financial statements and analyzing the differences; and

• We trained our accounting staff to perform monthly analyses on general ledger accounts comparing the changes from the prior period’s financial statements and analyzing the differences.

During the quarter ended March 31, 2006, we had the following changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

• We hired our Vice President of Finance who is a Certified Public Accountant and engaged service providers on a permanent basis to address shortfalls in staffing and to assist with accounting, finance, internal audits and information technology; and

• We transferred the responsibility for accounting for royalties to a member of the general accounting team to establish a separation between revenue and order processing.

During the quarter ended December 31, 2005, we had the following change that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting:

• Our management adopted a single, comprehensive travel and entertainment reimbursement policy and implemented enhanced procedures and controls for the submission and review of expense reimbursement requests.

Our efforts to test and remediate our internal control over financial reporting are continuing and are expected to continue throughout 2006 and beyond.

Material Weaknesses and Corrective Action Plans

In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm identified and reported several material weaknesses in our internal control over financial reporting. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due, inadequate reconciliation of inter-company accounts, insufficient staffing in the accounting and reporting function, which were exacerbated by changes in management and accounting personnel, and insufficient training of our accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, this required adjustments to our financial statements for the year ended December 31, 2004.

The material weaknesses in our internal control over financial reporting delayed our completion of our financial statements for the year ended December 31, 2004 and the completion by our former independent registered public accounting firm of its audit of such financial statements, which prevented us from timely filing our Form 10-K for the year ended December 31, 2004. In particular, as a result of the lack of sufficient documentation and existing analysis to support the consolidated financial statements, significant analysis was required to support our financial statements, and the delay involved by the need for this analysis was exacerbated by insufficient staffing in our accounting and reporting function. This delay also impacted and continued to affect our ability to timely file our periodic reports throughout 2005 and up to the first half of 2006, as we were not able to commence preparation of these reports until we had completed and filed the Form 10-K for the year ended December 31, 2004 and as we had not completed the remediation of these material weaknesses. We are in the process of remediating these material weaknesses, and until such remediation has been completed and tested, these material weaknesses could continue to cause delays in the filing of our periodic reports with the SEC.

Our management has determined that the deficiencies mentioned above constitute material weaknesses as of December 31, 2004 which continued to exist during 2005 and during the first half of 2006. As a result, we concluded that our internal controls over financial reporting were not effective as of June 30, 2006. We believe that these deficiencies did not have a material impact on our unaudited condensed consolidated financial statements included in this report due to the fact that we performed substantial analysis on the June 30, 2006 and prior period financial statement balances, including performing historical account reconciliations, having account balance analyses reviewed by senior management, and reconstructing certain account balances. However, these deficiencies and our delay in timely completing our financial statements and thus, the timely filing of our periodic reports, increase the risk that a transaction will not be accounted for consistently and in accordance with established policy or GAAP, and increase the risk of error in our general accounting processes and financial statements.

Our management, with the oversight of our Audit Committee, is working to address these control deficiencies and is committed to effectively remediate these deficiencies. Some new processes and controls have already been approved and are being implemented. We will continue to develop and implement further improvements and additional controls. Our weaknesses will not be considered corrected until new internal controls are developed and implemented, are operational for a period of time and are tested, and management concludes that these controls are operating effectively.